Mail Stop 04-08
									December 22, 2004

Han Daqing
Chief Executive Officer
Telestone Technologies Corporation
Floor 6, Saiou Plaza, No. 5 Haiying Road
Fengtai Technology Park
Beijing, People`s Republic of China 100070

RE:	Form 8-K filed 10/20/04
	File No. 33-15096

Dear Mr. Daqing,

We have reviewed the above-referenced filing for compliance with the requirements of Form 8-K and have the following comments.

The report should be amended to include the information required by
Item 304 of Regulation S-B including:
1. An unqualified statement as to whether the former accountant resigned, declined to stand for re-election or was dismissed. Based upon your wording, it appears that you dismissed the former accountant.
2. A statement as to whether the decision to change accountants was recommended or approved by the board of directors or appropriate committee of the board.
3. A statement which specifies clearly which reportable event under
Item 304(a)(1)(iv)(B) of Regulation S-B occurred.
4. An expanded discussion of the subject matter of the reportable event including the following minimum information:

* Clarify the type of internal controls;
* Discuss how the internal controls affected financial reporting;
* Discuss your plan of corrective action, if any;
* Discuss when the internal control issues were resolved;
* Discuss what filings, if any, were affected by the internal control issues.
5. A statement as to whether the you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the reportable event and, if not, describe the nature of and reason for any limitation.
6. The date the new accountant was engaged.
7. A statement as to whether you (or someone on your behalf) consulted the new accountant regarding:

(i) The application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on your financial statements and either written or oral advice was provided that was an important factor considered by you in reaching a decision as to the accounting, auditing or financial reporting issue;

(ii) The matter that was the subject of the reportable event. If so, then:

(A) Identify the issues that were the subjects of those consultations;

(B) Briefly describe the views of the new accountant given to you and, if written views were received by you, file them as an exhibit to the 8-K;

(C) State whether the former accountant was consulted by you regarding any such issues, and if so, describe the former accountant`s views; and

(D) Request the new accountant to review your disclosure before it is filed with the Commission and provide the new accountant the opportunity to furnish the you with a letter addressed to the Commission containing any new information, clarification of your expression of its views, or the respects in which it does not agree with your statements. Any such letter shall be filed as an exhibit to the 8-K and any other report or registration statement containing the disclosure required by Item 304 of Regulation S-B.

We monitored your Forms 10-K/10-Q solely related to the matters below.
8. We note the reportable events disclosed in the Form 8-K. Supplementally tell us why in your periodic reports you concluded that your disclosure controls and procedures were effective.
9. Supplementally tell us why in your periodic reports you disclosed no changes in your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time.
Such amendment should be filed under cover of Form 8-KA and should include the ITEM 4 designation. A letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-KA and filed as Exhibit 16. To expedite the processing of your amended Form 8-K, please fax a courtesy copy of the filing to my attention at (202) 942-9530.

You may direct any questions regarding the above to me at (202)
824-
5568.


							Sincerely,


							Michael Volley
	                                   				Staff
Accountant

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Han Daqing
Telestone Technologies Corporation
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